Columbia Funds Series Trust II

225 Franklin Street

Boston, MA 02110

December 22, 2014

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust II
Columbia Global Bond Fund
Post-Effective Amendment No. 123
File No. 333-131683 /811-21852

Dear Ms. O’Neal-Johnson:

Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No. 123 to the registration statement of the Registrant on Form N-1A (the “Amendment”) under Rule 485(a)(1) of the Securities Act of 1933. The purpose of the Amendment is to describe certain changes to the Fund’s principal investment strategies and principal risks.

No fees are required in connection with this filing.

If you have any questions, please contact either me at (617) 385-9536 or Andrew Kirn at (612) 678-9052.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Series Trust II